04016952

Vf 4-1-04

AK 4/5/2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22870

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03-13-2003 (MM/DD/YY) AND ENDING 12-31-2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INDEPENDENT FINANCIAL GROUP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7425 MISSION VALLEY ROAD SUITE 203
(No. and Street)

SAN DIEGO (City) CALIFORNIA (State) 92108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SCOTT HEISING 619-209-3559
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LOUIS TOMMASINO, CPA
(Name – *if individual, state last, first, middle name*)

3232 GOVERNOR DRIVE, SUITE B (Address) SAN DIEGO (City) CA (State) 92122 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION RECEIVED MAR 31 2004 208

PROCESSED APR 09 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, SCOTT HEISING, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INDEPENDENT FINANCIAL GROUP, LLC, as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Subscribed and sworn to before me on the 25th day of March, 2004

Notary Public

Signature

MANAGING DIRECTOR/CFO

Title

OFFICIAL SEAL
DAVID MILLER
NOTARY PUBLIC-CALIFORNIA
COMM. NO. 1456733
SAN DIEGO COUNTY
MY COMM. EXP. DEC. 16, 2007

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT FINANCIAL GROUP, LLC

AUDITED FINANCIAL STATEMENTS
FOR
THE PERIOD
MARCH 13, 2003
THROUGH
DECEMBER 31, 2003

PRESENTED BY
LOUIS TOMMASINO, CPA
3232 GOVERNOR DRIVE, SUITE B
SAN DIEGO, CALIFORNIA 92122

Independent Financial Group, LLC

Index to Financial Statements

Rule 17a – 5 (d) (1)

All other financial statements and schedules for which provision has been made in the applicable accounting regulations of the Security and Exchange Commission are not required or are inapplicable, and have been omitted.

LOUIS TOMMASINO
Certified Public Accountant

Phone: 858.623.0336

Louis Tommasino, CPA
Timothy A. Coons

3232 Governor Drive, Suite B
San Diego, California 92122
E-Mail: Ltommasino@aol.com
www.tommasino-cpa.com

Fax: 858.623-0142

To the Member of
Independent Financial Group, LLC

I have audited the accompanying statement of financial condition of Independent Financial Group, LLC (a Delaware Limited Liability Company) as of December 31, 2003, and the related statements of income (loss) from March 13, 2003 through December 31, 2003, changes in members' equity and cash flows for March 13, 2003 through December 31, 2003 and the schedules of computation of net capital, computation of net capital requirement, and computation of aggregate indebtedness as of December 31, 2003. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with U. S. generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Independent Financial Group, LLC as of December 31, 2003, and the results of its operations and cash flows for the period from March 13, 2003 through December 31, 2003 in conformity with U.S. generally accepted accounting principles. Further, in my opinion, the data shown in the schedules of computation of net capital, computation of net capital requirement and computation of aggregate indebtedness as of December 31, 2003, presents fairly, in all material aspects the information set forth therein.

Louis Tommasino, CPA

San Diego, California USA
March 23, 2004

Independent Financial Group, LLC

Statement of Financial Condition
December 31, 2003

ASSETS

	Allowable	Non-Allowable	Total
Cash	$ 90,419	$ -	$ 90,419
Accounts Receivable	98,982	-	98,982
Receivables from non-customers	-	12,298	12,298
Prepaid expenses	-	27,337	27,337
Total Assets	$ 189,401	$ 39,635	$229,036

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts Payable	$ 72,683
Total Liabilities	72,683
Member's Equity	
Member's Capital	156,353
Total Member's Equity	156,353
Total Liabilities and Member's Equity	$229,036

The accompanying notes are an integral part of these financial statements.

Independent Financial Group, LLC

Statement of Income (Loss)
For the Period March 13, 2003 through December 31, 2003

Revenues:	
Commissions	$407,454
Other revenue	44,031
Total Revenues	451,485
Costs and Expenses:	
Commissions	398,029
Regulatory fees and licenses	18,208
Salaries and wages	18,538
Payroll taxes and employee benefits	3,630
Professional services	17,160
Occupancy	17,653
Insurance	17,274
Telephone and delivery	10,850
Travel and entertainment	1,629
Office	8,653
Other	653
Total Costs and Expenses	512,277
Net Income (Loss) Before Taxes	(60,792)
Taxes	-0-
Net Income (Loss) for the period	$(60,792)

The accompanying notes are an integral part of these financial statements.

Independent Financial Group, LLC

Statement of Changes in Member's Equity
For the Period March 13, 2003 through December 31, 2003

	Capital
Balance, March 13, 2003	$ -0-
Capital contributions	217,145
Net Income (Loss) for the period	(60,792)
Balances, December 31, 2003	$ 156,353

The accompanying notes are an integral part of these financial statements.

Independent Financial Group, LLC

Statement of Cash Flows
For the Period March 13, 2003 through December 31, 2003

Cash Flow from Operating Activities-	
Net Income (Loss) for the period	$(60,792)
Add (Deduct) –	
Increase in accounts receivable	(98,982)
Increase in prepaids	(27,337)
Increase in non-customer receivables	(12,298)
Increase in accounts payable	72,683
Net Cash provided (used) by Operating Activities	(126,726)
Cash Flow from Financing Activities-	
Capital contributions	217,145
Net Cash provided (used) by Financing Activities	217,145
Change in cash	90,419
Cash Balance, March 13, 2003	$ -0-
Cash Balance, December 31, 2003	$ 90,419

The accompanying notes are an integral part of these financial statements.

Independent Financial Group, LLC

Schedule I
Computation of Net Capital
December 31, 2003

Net Capital – Member's Equity	$ 156,353
Additions (Deductions) from Equity Non-allowable assets	(39,635)
Net Capital	$ 116,718

Schedule II
Computation of Net Capital Requirement
December 31, 2003

Minimum Net Capital Based on 6.67% Aggregate Indebtedness	$ 4,845
Minimum Dollar Requirement	5,000
Excess Net Capital	111,718
Excess Net Capital @ 1000%(Net Cap-10%A.I.)	109,449

Schedule III
Computation of Aggregate Indebtedness
December 31, 2003

Total aggregated indebtedness from liabilities From financial condition	$ 72,683
Ratio of aggregated indebtedness to net capital	62.3%

There were no differences between the company's audited and initial unaudited computation of net capital requirement and computation of aggregate indebtedness reported by the company on its Form X-17A-5, Part IIA for the year ended December 31, 2003.

The accompanying notes are an integral part of these financial statements.

Independent Financial Group, LLC

Notes to Financial Statements
December 31, 2003

Note 1: Significant Accounting Policies –

As a registered broker-dealer in securities, the Company is subject to the Securities Exchange Act of 1934. The Company uses the accrual method of accounting for financial reporting purposes.

Allowance for doubtful accounts – bad debt expense. The Company does not record an allowance for doubtful accounts in its books because all accounts listed in the accounts receivable are collected within a thirty day period.

The Company has executed agreements with Pershing, LLC and Mesirow Financial, Inc. for the handling of customer securities transactions on a fully disclosed basis.

The Company introduces and forwards all customer and principal transactions involving purchases and sales of securities to another broker or dealer who carries such accounts on a fully disclosed basis. The Company promptly forwards all funds and securities received in connection with its activities with other brokers and does not otherwise hold funds or securities for or owe money or securities to customers.

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and demand deposits at banks and security firms.

In conformity with U.S. generally accepted accounting principles, preparation of financial statements may require the use of management's estimates.

Note 2: Capital Requirement –

The Company, as a registered broker-dealer in securities, is required to comply with the net capital provisions of the Securities Exchange Act of 1934. Under that rule, the Company had net capital, as defined, of $116,718, which is $111,718 in excess of the minimum amount required to be maintained. There were no differences between the Company's audited and initial unaudited computation of net capital, computation of net capital requirement and the computation of aggregate indebtedness reported by the Company on its unaudited Form X-17A-5, Part IIA for the period ended December 31, 2003.

Initial unaudited net capital	$116,718
Audited net capital	$116,718

Note 3: Related Party –

The Company is a single member limited liability company owned by Independent Financial Group, Inc. a California corporation.

LOUIS TOMMASINO
Certified Public Accountant

Phone: 858.623.0336

3232 Governor Drive, Suite B
San Diego, California 92122
E-Mail: Ltommasino@aol.com
www.tommasino-cpa.com

Fax: 858.623-0142

Louis Tommasino, CPA
Timothy A. Coons

To the Member of
Independent Financial Group, LLC

I have examined the financial statements of Independent Financial Group, LLC (a Delaware Limited Liability Company) as of December 31, 2003 and have issued an auditor's report thereon dated March 23, 2004.

As part of that examination, I made a study and evaluation of the systems of internal control to the extent I considered necessary to evaluate the system as required by U.S. generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and the practices and procedures followed in making the (i) periodic computations of aggregate indebtedness and net capital under Rule 17-a-3(a)(11) and the reserve required by Rule 15c3-3(e), (ii) for safe guarding securities that may be received for transmittal to a clearing organization, (iii) required prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors and, (iv) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under U.S. generally accepted auditing standards and Rule 17a-5, the purposes of such a study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognize that the evaluation of these factors necessarily requires estimates and judgements by management. However, for the purposes of the report under Rule 17a-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from the misunderstanding of instruction, mistakes of judgement, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgements required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the period of March 13, 2003 through December 31, 2003 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system that may have existed during that period, disclosed no weaknesses that I consider to be material.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives. Since this work disclosed no material inadequacies, in my opinion, no material inadequacy report is required.

Louis Tommasino

Louis Tommasino, CPA

San Diego, California USA
March 23, 2004